Exhibit 99.1

FOR IMMEDIATE RELEASE

Uni-Fuels Expands Southeast Asia Footprint with New Regional Office in Thailand

SINGAPORE, 23 February 2026 — Uni-Fuels Holdings Limited (NASDAQ: UFG) (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced the establishment of Uni-Fuels (Thailand) Co., Ltd. (“Uni-Fuels Thailand”), its newly incorporated regional entity, further strengthening the Company’s global supply and operations network. This follows the establishment of offices in Dubai, Shanghai, and Limassol in 2025 as part of Uni-Fuels’ ongoing global expansion strategy.

The Bangkok office is expected to strengthen Uni-Fuels’ ability to serve customers across the region while improving operational performance, reliability, and responsiveness. By reinforcing local supply capabilities and delivery across key regional corridors, the expansion positions Uni-Fuels to capture new market opportunities and support sustainable growth across the region.

As part of this expansion, Uni-Fuels has appointed Poomin Vichitchaisilp as Managing Director of Uni-Fuels Thailand. He brings over 15 years of experience in the marine fuels and chemicals industry and will be responsible for leading Uni-Fuels’ business operations in Thailand.

“We are excited to expand Uni-Fuels’ footprint in Thailand, bringing our global expertise closer to customers and partners in the region,” said Poomin Vichitchaisilp, Managing Director of Uni-Fuels Thailand. “Our focus will be on delivering reliable, compliant marine fuel solutions while solidifying local supply capabilities in Thailand and robust operations across global shipping hubs.”

“The opening of our Bangkok office represents a pivotal milestone in Uni-Fuels’ global expansion,” said Alan Tan, Senior Vice President of Commercial, Uni-Fuels. “This strategic move bolsters our regional capabilities, optimizes operational efficiency, and positions the Company to capitalize on growth opportunities across Southeast Asia, driving long-term value for our stakeholders.”

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, and Limassol. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute on the contemplated expansion plan in a timely, cost effective and efficient manner, its ability to continue its cross-border regulatory compliance, its ability to attract, evaluable and complete acquisitions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com

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